FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/ /   Check this            OMB APPROVAL
  box if no longer     OMB Number 3235-0362
  subject to Section   Expires:  April 30,
  16.  Form 4 or       1997
  Form 5 obligations   Estimated average
  may continue.        burden hours per
  See Instruction      response.1.0
  1(b)

Filed pursuant to Section16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.   NAME AND ADDRESS OF REPORTING PERSON

  Tonozzi-Frederick, Louise
  9613 S. Menard
  Oak Lawn, IL 60453

2.   ISSUER NAME AND TICKER OR TRADING SYMBOL

  McWhorter Technologies, Inc.  (MWT)

3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON  (Voluntary)

4.   STATEMENT FOR MONTH/YEAR

  October 1998

5.   IF AMENDMENT, DATE OF ORIGINAL (month/year)

6. RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

  _ __ Director                            ____10% Owner

  _X__ Officer    (give title below)       ____Other
(specify below)

  Vice President and Chief Financial Officer


TABLE I -  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.   TITLE OF SECURITY:
  Common Stock
  Common Stock

2.   TRANSACTION DATE:
  Common Stock      --
  Common Stock      --

3.   TRANSACTION CODE:
  Common Stock      --
  Common Stock      --

4.   SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  Common Stock      --
  Common Stock      --

5.   AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF ISSUER'S FISCAL YEAR:
  Common Stock     7,993
  Common Stock     2,285

6.   OWNERSHIP FORM:  DIRECT (D) OR INDIRECT (I):
  Common Stock   (D)
  Common Stock   (I)

7.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP:
  Common Stock --
  Common Stock --


TABLE II -     DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
               OR BENEFICALLY OWNED (e.g., puts,
               calls, warrants, options, convertible securities)

1.   TITLE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)
  Stock Options (right to purchase)
  Phantom Stock Units
  Stock Option (right to purchase)
  Phantom Stock Units

2.   CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)     --
  Stock Options (right to purchase)     25.375
  Phantom Stock Units                   1 for 1
  Stock Option (right to purchase)      25.1875
  Phantom Stock Units                   1 for 1

3.   TRANSACTION DATE:
  Stock Options (right to purchase)     --
  Stock Options (right to purchase)     11/12/97
  Phantom Stock Units                   --
  Stock Option (right to purchase)      11/13/98
  Phantom Stock Units                   12/31/97

4.   TRANSACTION CODE:
  Stock Options (right to purchase)     --
  Stock Options (right to purchase)     A (3)
  Phantom Stock Units                   A (1)
  Stock Option (right to purchase)      A (3)
  Phantom Stock Units                   A (1)

5.   NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  Stock Options (right to purchase)     --
  Stock Options (right to purchase)     5,000 (A)
  Phantom Stock Units                   --
  Stock Option (right to purchase)      3,448 (A)
  Phantom Stock Units                      15 (A)

6.   DATE EXERCISABLE AND EXPIRATION DATE:
  Stock Options (right to purchase)     --           --
  Stock Options (right to purchase)     11/12/98     11/12/07
  Phantom Stock Units                   (1)          (1)
  Stock Option (right to purchase)      11/13/98     11/13/07
  Phantom Stock Units                   (1)          (1)

7.   TITLE AND AMOUNT OF UNDERLYING SECURITIES:
  Stock Options (right to purchase)     Common Stock   --
  Stock Options (right to purchase)     Common Stock   5,000
  Phantom Stock Units                   Common Stock   3,254
  Stock Option (right to purchase)      Common Stock   3,448
  Phantom Stock Units                   Common Stock      15

8.   PRICE OF DERIVATIVE SECURITY:

9.   NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF YEAR:
  Stock Options (right to purchase)     20,460
  Stock Options (right to purchase)      5,000
  Phantom Stock Units                    3,254
  Stock Option (right to purchase)       3,448
  Phantom Stock Units                       15

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY:  DIRECT (D) OR
  INDIRECT (I):
  Stock Options (right to purchase)     (D)
  Stock Options (right to purchase)     (D)
  Phantom Stock Units                   (D)
  Stock Option (right to purchase)      (D)
  Phantom Stock Units                   (D)

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP:

EXPLANATION OF RESPONSES:

(1) The phantom stock units were accrued under the McWhorter Technologies, Inc. Deferred Comp Plan and are to be settled in cash or McWhorter Technologies, Inc. stock when the reporting person is no longer employed by McWhorter Technologies, Inc.
(2) These shares were acquired during the fiscal year 1997 pursuant to the McWhorter Technologies, Inc. ESOP and 401(k) Plan.
(3) Granted under the McWhorter Technologies, Inc. 1996 Incentive Stock Plan. The option becomes exercisable in five equal annual installments.
(4) Award of stock pursuant to the McWhorter Technologies, Inc. 1996 Incentive Stock Plan in transaction exempt Rule 16b-3.



  /s/ Susannah Riley                  12/14/98
** Signature of Reporting Person       Date
 for Louise Tonozzi-Frederick

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

(Transmittal filing to Edgar on 12/15/98 failed.  Resubmitted 12/16/98.)